UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, September 26, 2023

Commission File Number 001-41813

TURBO ENERGY, S.A.

(Translation of registrant’s name into English)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Entry into Underwriting Agreement

On September 21, 2023, Turbo Energy, S.A. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Titan Partners Group, a division of American Capital Partners, LLC, and Boustead Securities, LLC as the as the representative (“Representative”) of the underwriters named on Schedule 1 thereto, relating to the Company’s firm commitment underwritten initial public offering (the “Offering”) of American Depositary Shares (the “ADSs”), each representing five ordinary shares of the Company, par value five cents of euro (€0.05) per share, of the Company. Pursuant to the Underwriting Agreement, the Company agreed to sell 1,000,000 ADSs to the underwriters at a public offering price of $5.00 per ADS (the “Offering Price”), before underwriting discounts and commissions, and granted the Representative a 45-day over-allotment option to purchase up to an additional 150,000 ADSs, equivalent to 15% of the ADSs sold in the Offering, at the Offering Price per ADS, pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-273198), that was filed with the SEC and became effective on September 21, 2023, under the Securities Act of 1933, as amended (the “Securities Act”). The Offering was closed on September 26, 2023.

The Company intends to use the net proceeds from the Offering for paying wages, payroll taxes, software and hardware development, developing new markets, and general working capital and other operating expenses.

The Underwriting Agreement includes customary representations, warranties and covenants by the Company. It also provides that the Company will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make because of any of those liabilities. In exchange for the underwriters’ services, the Company agreed to (i) sell the ADSs representing common shares to the underwriters at a purchase price of $0.35 per share representing a 7% underwriting discount, (ii) pay a non-accountable expense allowance to the underwriter equal to 1% of the gross proceeds received at the closing of the Offering, (iii) pay the underwriter’s actual out-of-pocket expenses relating to the offering, not to exceed $283,000, and (iv) issue the Representative (or its designees) a warrant to purchase 70,000 ADSs (the “Representative’s Warrant”) representing 7% of the 1,000,000 ADSs sold in the Offering (or 80,500ADSs if the underwriters exercise the overallotment option in full). The Representative’s Warrant will be exercisable beginning on September 26, 2023 until September 20, 2028. The initial exercise price of Representative’s Warrant will be $6.25 per ADS, which represents 125% of the Offering Price.

The foregoing summaries of the Underwriting Agreement and the Representative’s Warrant are qualified in their entirety by reference to the full text of the Underwriting Agreement and the form of Representative’s Warrant, copies of which are attached as Exhibit 1.1 and Exhibit 4.1, respectively, to this Current Report on Form 6-K and are incorporated herein by reference.

Issuance of Press Release

On September 21, 22, and 26, 2023, the Company issued press releases announcing the pricing, trading, and closing of the Offering. The press releases furnished in this report as Exhibits 99.1, 99.2 and 99.3 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibits

Exhibit No.	Description

Exhibit 1.1	Underwriting Agreement, dated as of September 21, 2023, by and between Turbo Energy, S.A. and Boustead Securities, LLC
Exhibit 4.1	Form of Representative’s Warrant from Turbo Energy, S.A. to Boustead Securities, LLC.
Exhibit 99.1	Press Release titled “Turbo Energy, S.A. Announces Pricing of Initial Public Offering” dated September 21, 2023
Exhibit 99.2	Press Release titled “Turbo Energy, S.A. to Commence Trading on Nasdaq Under Ticker Symbol TURB” dated September 22, 2023
Exhibit 99.3	Press Release titled “Turbo Energy, S.A. Announces Closing of Initial Public Offering” dated September 26, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2023	Turbo Energy, S.A.

	By:	/s/ Enrique Selva Bellvis
Enrique Selva Bellvis
Chief Executive Officer

3